Exhibit 99.3

Text advertisement convocation AGM 2023

“Shareholders of Affimed N.V. are invited to attend the annual general meeting which will be held on June 21, 2023 at 14:00 hrs. CET at the NH Collection Amsterdam Barbizon Palace, Prins Hendrikkade 59-72, 1012 AD Amsterdam, the Netherlands. The record date for the meeting is May 24, 2023. The agenda with explanatory notes and the procedure for attending the meeting and exercising voting rights by written proxy are available for inspection at the office of the company: Im Neuenheimer Feld 582, D-69120 Heidelberg, Germany and at https://www.affimed.com/investors/. The agenda includes, amongst others, (i) binding nominations for the reappointment of Dr. Adi Hoess, Dr. Wolfgang Fischer, Mr. Angus Smith, Dr. Arndt Schottelius and Dr. Andreas Harstrick as managing directors, (ii) binding nominations for the (re)appointment of Dr. Thomas Hecht, Mr. Harry Welten, Dr. Annalisa M. Jenkins and Dr. Constanze Ulmer-Eilfort as supervisory directors and (iii) an authorization to execute a reverse stock split which includes a proposal to amend the articles of association.’’